July 4, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Chen, Li-Hsing, President and Chairman Lin, Mu-Chen, Chief Financial Officer and Director Yu, Chien-Yang, Vice President and Director Chen, Kuan-Yu, Secretary and Director

Re:	San Lotus Holding Inc. Post-Effective Amendment No.5 to Registration Statement on Form S-1 Filed , June 16, 2014 File No. 333-176694

Ladies and Gentlemen:

We are submitting this letter on behalf of San Lotus Holding Inc. (the “Company” or “SLOT”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 24, 2014 relating to the Company’s Post-Effective Amendment No.5 to the Registration Statement on Form S-1 (File No. 333-176694) filed with the Commission on June 16, 2014.

The Post-Effective Amendment No. 6 to the Registration Statement on Form S-1(the “Amendment No. 6”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

1.	We note your response to our prior comment 2 and reissue. Please provide currently dated consents from your independent registered public accountants with the next amendment. In this regard, we note that consents are required for both KCC & Associates and KCCW Accountancy Corp.

In response to the Staff’s comment, the Company has included in the Amendment No.6 filed concurrently herewith a currently updated consents from both KCC & Associates and KCCW Accountancy Corp.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 011-886-03-4072339 ext.202, or, in his absence, Chen, Kuan-Yu at 011-886- 03-4072339, donchen77@gmail.com.

cc:	Chen, Li-Hsing, President and Chairman

Lin, Mu-Chen, Chief Financial Officer and Director

Yu, Chien-Yang, Vice President and Director

Chen, Kuan-Yu, Secretary and Director

Sincerely, San Lotus Holding Inc.

/s/ Chen, Li-Hsing
Chen, Li-Hsing

Email: rayc1179@gmail.com

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